UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

28 March 2024

BHP Board update

BHP announces the retirement of Ian Cockerill as a Non-executive Director on 4 April 2024, and the appointment of Don Lindsay as a Non-executive Director from 1 May 2024.

Ian has confirmed his decision to retire as a BHP Director. In January 2024, Ian was appointed Chief Executive Officer and Executive Director of Endeavour Mining Plc, a gold producer listed on the London Stock Exchange and Toronto Stock Exchange. Ian will step down as a BHP Director given the time commitment associated with his executive appointment. Ian joined the Board of BHP Group Limited in April 2019 and has been a member of the Risk and Audit Committee and Sustainability Committee.

Don has over 35 years of experience in the resources sector and investment banking. From 2005 to 2022, Don was the President and Chief Executive Officer of Teck Resources Limited and prior to this, Don worked for almost 20 years with CIBC World Markets Inc., where he served as President, Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Don is currently the Chair of Manulife Financial Corporation and has also served as the Chair of the Board of Governors for Mining and Metals for the World Economic Forum, Chair of the International Council on Mining and Metals and Chair of the Business Council of Canada.

Don has a Bachelor of Science in Mining Engineering from Queen’s University in Canada and Master of Business Administration from Harvard Business School.

BHP’s Chair, Ken MacKenzie said: “I would like to thank Ian for his considerable contribution to the Board and BHP during his time as a Director. Ian’s deep global technical and operational experience across a range of commodities has provided valuable insights and perspectives through a period of significant change for BHP and he has been committed to creating shareholder value. On behalf of the Board, I wish Ian success in his executive role and all the best for the future.

We are delighted to announce that Don Lindsay will join BHP. Don has extensive experience in global mining operations, having been the CEO of Canadian diversified mining company Teck Resources for 17 years. Don brings a strong focus on global resource development, growth and value creation and community health safety and education. We look forward to welcoming Don to the Board on 1 May 2024.”

This announcement follows on from the announcement of Ross McEwan’s appointment as Non-executive Director from 3 April 2024.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Megan Hjulfors +1 (403) 605-2314 Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: March 28, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary